Exhibit 12.1

Statement of Computation of Ratio of Earnings to Fixed Charges

Nine Months Ended September 30, 2010

Pre-tax loss from continuing operations	$(34,890)

Income from equity investees	768
Fixed charges	76,134
Total earnings	$40,476

Interest expense (1)	$17,576
Estimated interest within rent expense (2)	58,558
Total fixed charges	$76,134

Ratio of earnings to fixed charges	0.53

Deficiency of earnings available to cover fixed charges	$35,658

(1)       Includes interest expense and amortization of premiums and discounts related to indebtedness.

(2)       Estimated interest within rent expense includes one third of rental expense, which approximates the interest component of operating leases.